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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                   GRAPHIC PACKAGING INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   388690 10 9
                                 (CUSIP Number)

Jill B.W. Sisson, Esq.                                 Nick Nimmo, Esq.
General Counsel and Secretary                          Holme Roberts & Owen LLP
Graphic Packaging                                      1700 Lincoln Street
  International Corporation                            Suite 4100
4455 Table Mountain Drive                              Denver, CO 80203
Golden, Colorado  80403                                (303) 861-7000
(303) 215-2761
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 15, 2000**
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  This Amendment No. 5 is being filed to update Amendment No. 4.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (entities only)
                           William K. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                            United States of America

Number of                               7            Sole Voting Power
Shares                                                       143,898
Beneficially                            8            Shared Voting Power
Owned by                                                   1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                  143,898
                                        10           Shared Dispositive Power
                                                           1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,870,550 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.4% *

14           Type of Reporting Person
                             IN

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.

CUSIP Number:  388690 10 9

1            Names of Reporting Persons (entities only)
              I.R.S. Identification Nos. of Above Person
                             Peter H. Coors

2            Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3            SEC Use Only


4            Source of Funds
                             N/A

5            Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)                                        /   /

6            Citizenship or Place of Organization
                             United States of America

Number of                               7            Sole Voting Power
Shares                                                        9,074
Beneficially                            8            Shared Voting Power
Owned by                                                  1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                   9,074
                                        10           Shared Dispositive Power
                                                          1,726,652

11          Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,735,726

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                             /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.9 %

14           Type of Reporting Person
                             IN

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Joseph Coors, Jr.

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                 7            Sole Voting Power
Shares                                                          43,771
Beneficially                              8            Shared Voting Power
Owned by                                                    1,726,652
Each Reporting                            9            Sole Dispositive Power
Person With                                                     43,771
                                          10           Shared Dispositive Power
                                                            1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,770,423 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.0 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 651,832 shares.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Jeffrey H. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                7            Sole Voting Power
Shares                                                         1,625,589
Beneficially                             8            Shared Voting Power
Owned by                                                       1,726,652
Each Reporting                           9            Sole Dispositive Power
Person With                                                    1,625,589
                                         10           Shared Dispositive Power
                                                               1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             3,352,241 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 11.4 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,443,628 shares and include 30,400 shares held by his spouse and son.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Adolph Coors, Jr. Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                7            Sole Voting Power
Shares                                                         2,800,000
Beneficially                             8            Shared Voting Power
Owned by                                                               0
Each Reporting                           9            Sole Dispositive Power
Person With                                                    2,800,000
                                         10           Shared Dispositive Power
                                                                       0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,800,000

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.5 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Grover C. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                 7            Sole Voting Power
Shares                                                          52,212,016
Beneficially                              8            Shared Voting Power
Owned by                                                                0
Each Reporting                            9            Sole Dispositive Power
Person With                                                     52,212,016
                                          10           Shared Dispositive Power
                                                                        0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                                   52,212,016*

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                               Approximately 66.0%

14           Type of Reporting Person
                             OO**


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 48,485,000 shares

** The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             May K. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                               7            Sole Voting Power
Shares                                                        1,726,652
Beneficially                            8            Shared Voting Power
Owned by                                                              0
Each Reporting                          9            Sole Dispositive Power
Person With                                                   1,726,652
                                        10          Shared Dispositive Power
                                                                      0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,726,652

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.9 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Herman F. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             /   /

6        Citizenship or Place of Organization
                             Colorado

Number of                                  7            Sole Voting Power
Shares                                                           1,435,000
Beneficially                               8            Shared Voting Power
Owned by                                                                 0
Each Reporting                             9            Sole Dispositive Power
Person With                                                      1,435,000
                                           10           Shared Dispositive Power
                                                                         0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,435,000

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.0 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

ITEM 1.             Security and Issuer

     Item 1 is amended by adding the following:

     This Amendment No. 5 (this "Amendment") to the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to such
Schedule 13D (collectively, the "Schedule 13D"), each previously filed with the Securities Exchange Commission (the "SEC"), relates to common stock (the "Common Stock") of Graphic Packaging International Corporation (the "Company") and is being filed to disclose the acquisition by The Grover C. Coors Trust of Series B Convertible Preferred Stock of the Company described more fully in Item 4 and
Item 6, below. All capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D.


ITEM 2.           Indentity and Background

         The first paragraph of Item 2 is amended by deleting the reference therein to Joseph Coors.

         Item 2, subsection A (NATURAL PERSONS) is amended by deleting the reference and information related to Joseph Coors therein.


ITEM 3.           Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 hereto, on August 15, 2000, the Grover
C. Coors Trust purchased from the Company 1,000,000 shares of Series B Convertible Preferred Stock of the Company. The purchase price paid by the Grover C. Coors Trust for the preferred stock was $100,000,000 in cash. The principal terms of the preferred stock are described under Item 6 below. The purchase price for the preferred stock was paid by the Grover C. Coors Trust from the proceeds of a $100,000,000 loan received by the Grover C. Coors Trust from Bank of America, N.A. The terms of loan provide that interest on the loan is payable quarterly and all outstanding principal and all accrued and unpaid interest is due and payable on August 14, 2005. The shares of preferred stock of the Company acquired by the Grover C. Coors trust and other marketable securities owned by the Grover C. Coors Trust were pledged as collateral to secure the loan.


ITEM 4.           Purpose of Transaction

     The information previously furnished in response to this Item is amended and restated in its entirety as follows:

     On August 15, 2000, the Company issued 1,000,000 shares of Series B Convertible Preferred Stock at $100 per share (the "preferred stock") to the Grover C. Coors Trust. The preferred stock has a 10% per annum cumulative dividend and is currently convertible into 48,485,000 shares of the Company's Common Stock, or approximately 66% of the outstanding Common Stock. Upon certain defaults in the payment of dividends, the holder of the preferred stock has the right to elect a majority of the board of directors.

     The purpose of the transaction is for the Grover C. Coors Trust to acquire additional securities of the Company for investment purposes and for the Company to gain additional working capital.

     Except as set forth in the immediately preceding paragraphs of this Item 4, none of the Filing Persons nor J. Brad Coors, Melissa Eton Coors and John K. Coors has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange; (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.


ITEM 5.           Interest in Securities of the Issuer

     The information previously furnished in response to this Item is amended and restated in its entirety as follows:

     As of August 11, 2000, there were 29,456,939 shares of Common Stock outstanding.

William K. Coors

(a)           Amount beneficially owned:                                                               1,870,550
(b)           Percent of class:                                                                        Approximately 6.4%
(c)           Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                    143,893
               (ii)         Shared power to vote or to direct the vote:                                1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                       143,893
               (iv)         Shared power to dispose or to direct the disposition of:                   1,726,652

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.

Peter H. Coors

(a)          Amount beneficially owned:                                                                 1,735,726
(b)          Percent of class:                                                                          Approximately 5.9%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                       9,074
              (ii)          Shared power to vote or to direct the vote:                                 1,726,652
              (iii)         Sole power to dispose or to direct the disposition of:                          9,074
              (iv)          Shared power to dispose or to direct the disposition of:                    1,726,652

Joseph Coors, Jr.

(a)          Amount beneficially owned:                                                                  1,770,423
(b)          Percent of class:                                                                           Approximately 6.0%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                       43,771
               (ii)         Shared power to vote or to direct the vote:                                  1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                          43,771
               (iv)         Shared power to dispose or to direct the disposition of:                     1,726,652

Jeffrey H. Coors

(a)          Amount beneficially owned:                                                               3,352,241
(b)          Percent of class:                                                                        Approximately 11.4%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 1,625,589
               (ii)         Shared power to vote or to direct the vote:                               1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                    1,625,589
               (iv)         Shared power to dispose or to direct the disposition of:                  1,726,652

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,443,628 shares. Also includes 30,400 indirect by spouse and son.

Adolph Coors, Jr. Trust

(a)          Amount beneficially owned:                                                               2,800,000
(b)          Percent of class:                                                                        Approximately 9.5%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 2,800,000
               (ii)         Shared power to vote or to direct the vote:                                       0
               (iii)        Sole power to dispose or to direct the disposition of:                    2,800,000
               (iv)        Shared power to dispose or to direct the disposition of:                           0

Grover C. Coors Trust

(a)          Amount beneficially owned:                                                               52,212,016
(b)          Percent of class:                                                                        Approximately 66.0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 52,212,016
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    52,212,016
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 48,485,000 shares.

May K. Coors Trust

(a)          Amount beneficially owned:                                                               1,726,652
(b)          Percent of class:                                                                        Approximately 5.9%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,726,652
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,726,652
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Herman F. Coors Trust

(a)          Amount beneficially owned:                                                               1,435,000
(b)          Percent of class:                                                                        Approximately 5.0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,435,000
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,435,000
              (iv)         Shared power to dispose or to direct the disposition of:                           0

John K. Coors

(a)          Amount beneficially owned:                                                                  39,558
(b)          Percent of class:                                                                        Approximately 0.1%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                    39,558
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                       39,558
              (iv)         Shared power to dispose or to direct the disposition of:                           0


J. Brad Coors

(a)          Amount beneficially owned:                                                                   1,000
(b)          Percent of class:                                                                        Approximately 0.003%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                     1,000
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                        1,000
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Melissa Eton Coors

(a)          Amount beneficially owned:
(b)          Percent of class:                                                                         Approximately 0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                          0
              (ii)          Shared power to vote or to direct the vote:                                        0
              (iii)         Sole power to dispose or to direct the disposition of:                             0
              (iv)          Shared power to dispose or to direct the disposition of:                           0

None of the Filing Persons nor J. Brad Coors, Melissa Eton Coors and John K. Coors have effected any transaction in the Common Stock during the last 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Items 3, 4 and 5 of this Statement are incorporated herein by reference.

     The Grover C. Coors Trust and the Company have entered into the following agreements with respect to the securities of the Company:

Preferred Stock Purchase Agreement

     The Company and the Grover C. Coors Trust entered into a Preferred Stock Purchase Agreement, dated August 15, 2000, attached hereto as Exhibit 99.2, pursuant to which the Grover C. Coors Trust acquired 1,000,000 shares of the Company's preferred stock. The Preferred Stock Purchase Agreement provides certain rights to the Grover C. Coors Trust, as the holder of the preferred stock, as described in "Terms of the Preferred Stock" below.

Terms of Preferred Stock

     The following is a summary of certain terms of the preferred stock and is qualified in its entirety by the Preferred Stock Purchase Agreement and by the Statement of Designations, attached hereto as Exhibit 99.4:

     Ranking. The preferred stock ranks senior to the Common Stock and to all classes or series of stock to the extent that they rank junior to the preferred stock as to dividend rights, redemption rights or liquidation rights.

     Liquidation Preference. The preferred stock has a liquidation preference of $100 per share (the "Stated Value"), plus all accrued and unpaid dividends (the "Liquidation Preference").

     Dividends. Holders of preferred stock are entitled to receive quarterly dividends at an annual rate per share of 10% of the Liquidation Preference of such share from and including August 15, 2000 (the "Issue Date"). However, for so long as the Liquidation Preference per share is equal to the Stated Value per share, the amount of dividend payable per share will be $2.50 for each full quarterly dividend period.

     Redemption. The preferred stock is not redeemable prior to the fifth anniversary of the Issue Date. Subject to certain limitations set forth in the Preferred Stock Purchase Agreement, after the fifth anniversary of the Issue Date, the preferred stock is redeemable, in whole or in part, at the option of the Company on at least 20 but no more than 60 days notice to the holders of preferred stock during the 12-month periods commencing on the anniversary of the Issue Date in each of the following years, at the following prices per share, plus in each case, all accrued and unpaid dividends: 2005, $105; 2006, $104; 2007, $103; 2008, $102; 2009, $101; and 2010 and thereafter, $100.

     Conversion Rights. Unless previously redeemed, shares of the preferred stock may, at the option of the holder, be converted, in whole or in part, into fully paid and nonassessable shares of Common Stock at any time and from time to time prior to the date of redemption. The conversion rate is currently 48.485 shares of Common Stock for each share of preferred stock (the "Conversion Rate"). The Conversion Rate will be adjusted if the Company (i) pays a dividend or makes a distribution on the Common Stock, (ii) subdivides the outstanding shares of Common Stock into a greater number of shares, (iii) combines the outstanding shares of Common Stock into a smaller number of shares, (iv) pays a dividend or makes a distribution on the Common Stock in shares of its capital stock, (v) issues by reclassification of its shares of Common Stock any shares of its capital stock or (vi) issues Common Stock at a price less than 80% of the current market price.

     Put Rights. From and after the tenth anniversary of the Issue Date until such time as Coors has agreed to register with the SEC a sufficient amount Coors Class B Common Stock to repay, on an after-tax basis, all of the indebtedness incurred by the Grover C. Coors Trust in connection with the purchase of the preferred stock, or until such time as such indebtedness has otherwise been paid in full, the holder of the preferred stock has to the right to require the Company to repurchase some or all of the preferred stock for an amount per share equal to the Liquidation Preference.

     Voting Rights. Each share of preferred stock is entitled to a number of votes equal to one vote for each two whole shares of Common Stock into which such share of preferred stock is convertible. The holders of preferred stock shall vote together with the holders of Common Stock as a single class, except that the holders of preferred stock are not permitted to vote on the election of directors until after the expiration or earlier termination of the waiting period in connection with the pre-merger notification under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. In addition, the holders of preferred stock will vote separately as a single class on any merger or consolidation of the Company, the sale of all or substantially all of the Company's assets or the dissolution or liquidation of the Company.

Registration Rights Agreement

                  The Company has also entered into a Registration Rights Agreement, attached hereto as Exhibit 99.3, in connection with the issuance of the preferred stock. The Registration Rights Agreement gives the holder of the preferred stock the right to demand registration under the Securities Act of 1933, as amended (the "Act"), of the Common Stock into which the preferred stock is convertible at any time upon written notice to the Company. The Company is obligated to use its best efforts to complete the registration of the Common Stock so requested within 90 days of the request by the holder, subject to certain exceptions. If the Company proposes to register any of its securities under the Act, it must give the holder of the preferred stock notice of such proposal and cause to be registered under the Act all of the securities so requested by such holder, subject to certain exceptions. The Company is required to bear all of the expenses associated with a registration pursuant to the Registration Rights Agreement, subject to certain limited exceptions. The registration rights of the holder will terminate on the later of the tenth anniversary of the Issue Date or the fifth anniversary of the conversion of all outstanding shares of preferred stock into Common Stock.


ITEM 7.    Material to Be Filed as Exhibits

Exhibits:  99.1.    Statement of Filing Persons pursuant to
                    Rule 13d-1(k)(1)(iii)

           99.2.    Preferred Stock Purchase Agreement

           99.3.    Registration Rights Agreement

           99.4.    Statement of Designations

           99.5. Power of Attorney for Jeffrey H. Coors. Incorporated by reference from Amendment No. 4 to Schedule 13-D filed August 7, 2000.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


William K. Coors


 /s/ William K. Coors                                August 15, 2000
-----------------------------------------            ------------------
                                                     Date


Peter H. Coors


 /s/ Peter H. Coors                                  August 15, 2000
-----------------------------------------------      ---------------
                                                     Date



Joseph Coors, Jr.


 /s/ Joseph Coors, Jr.                               August 15, 2000
----------------------------------------------       ---------------
                                                     Date



Jeffrey H. Coors


 /s/ *                                               August 15, 2000
--------------------------------------------         ---------------
                                                     Date

Adolph Coors, Jr. Trust

BY:


 /s/ William K. Coors                                August 15, 2000
------------------------------------------           ---------------
William K. Coors                                     Date
Trustee



Grover C. Coors Trust

BY:


 /s/ William K. Coors                                August 15, 2000
------------------------------------------           ---------------
William K. Coors                                     Date
Trustee



May K. Coors Trust

BY:


 /s/ *                                               August 15, 2000
------------------------------------------           ---------------
Jeffrey H. Coors                                     Date
Trustee



Herman F. Coors Trust

BY:


 /s/ Joseph Coors, Jr.                               August 15, 2000
------------------------------------------           ---------------
Joseph Coors, Jr.                                    Date
Trustee


*  By /s/ Jill B.W. Sisson
      ------------------------------------
      Jill B.W. Sisson, Attorney in Fact